SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/28/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
809,122

8. SHARED VOTING POWER
411,947

9. SOLE DISPOSITIVE POWER
1,221,069
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,221,069

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.65%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Sunamerica Focused Large-Cap Fund, Inc.("FGI" or the "Issuer"). The principal executive offices of FGI are located at

Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. Oral argument in the Massachusetts Appeals Court is scheduled for November 12, 2009.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to communicate with the issuer's management and shareholders about the persistent discount to intrinsic value at which the issuer's shares have traded.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-CSRS filed on September 3,2009 there were 9,655,236 shares of common stock outstanding as of June 30, 2009. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,221,069 shares of FGF or 12.65% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of FGI were purchased:

Date:		        Shares:		Price:
09/04/09		6,092		11.4490
09/08/09		29,550		11.5728
09/09/09		6,100		11.7077
09/10/09		900		11.7967
09/14/09		2,550		11.8414
09/15/09		8,800		12.0057
09/21/09		8,000		12.3000
09/22/09		17,000		12.3592
09/23/09		37,600		12.3317
09/25/09		11,500		12.0184
09/28/09		8,904		12.1643
09/29/09		24,700		12.1722
09/30/09		2,700		12.0719
10/01/09		14,400		11.8938
10/02/09		9,700		11.6919
10/06/09		3,200		11.9300
10/07/09		18,600		12.0806
10/08/09		31,933		12.2862
10/09/09		4,300		12.2688
10/12/09		5,800		12.3548
10/13/09		10,100		12.2847
10/14/09		2,130		12.4300
10/19/09		57,708		12.6136
10/20/09		16,070		12.6009
10/21/09		30,688		12.6473
10/22/09		800		12.6700
10/26/09		9,300		12.4111
10/27/09		14,900		12.3174
10/27/09		100		12.2300
10/28/09		23,500		12.0605
10/29/09		5,500		12.0718
10/30/09		17,000		11.8576
11/02/09		9,700		11.8515
11/03/09		5,000		11.8744
11/04/09		10,600		12.1052











d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/05/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos